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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO

                                 SCHEDULE 14D-9

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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              CERPROBE CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                              CERPROBE CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.05 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                   156787 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                  C. ZANE CLOSE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CERPROBE CORPORATION
                           1150 NORTH FIESTA BOULEVARD
                           GILBERT, ARIZONA 85233-2237
                                 (480) 333-1500
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

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                                   COPIES TO:

                             LANCE W. BRIDGES, ESQ.
                             MATTHEW T. BROWNE, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000

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  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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        This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on October 25, 2000 by Cerprobe Corporation, a Delaware corporation (the "Company"), and as amended by Amendment No. 1 thereto filed by the Company with the Securities and Exchange Commission on October 27, 2000 (as amended and together with the Exhibits and Annexes thereto, the "Statement"), relating to the tender offer by Cardinal Merger Sub., Inc., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("Acquiror"), to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share, of the Company (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock issued pursuant to a Rights Agreement dated as of September 28, 1998 between the Company and Computershare Trust Company, Inc. (as successor in interest to American Securities Transfer and Trust, Inc.), as amended by the First Amendment thereto dated October 11, 2000, the "Shares") at a purchase price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase dated October 25, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements to either document, the "Offer"). Except to the extent amended and supplemented as set forth below, the information in the Statement is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Statement.

        Item 2. Identity and Background of Filing Person

        The third paragraph of Item 2 is hereby amended and supplemented by adding the following two sentences as the fifth and sixth sentences of that paragraph:

                "In a press release dated November 3, 2000, Acquiror announced that the waiting period under the HSR Act applicable to the Offer expired on November 2, 2000. A copy of the press release containing such announcement is filed as Exhibit 18 to this Statement and is incorporated herein by reference."

        Item 8. Additional Information

        The third paragraph of Item 8, which is the second paragraph following the caption "Antitrust Compliance," is hereby amended and restated in its entirety to read as follows:

                "Under the provisions of the HSR Act applicable to the purchase of the Shares by Merger Sub under the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following filing under the HSR Act by Acquiror. Acquiror filed a Notification and Report Form with respect to the acquisition of the Shares by Merger Sub under the Offer and the Merger with the Antitrust Division and the FTC on October 18, 2000 and at that time requested early termination of the 15-calendar day waiting period applicable to the Offer. The Company also filed a Notification and Report Form with respect to the acquisition of the Shares by Merger Sub under the Offer and the Merger with the Antitrust Division and the FTC on October 17, 2000 and at that time requested early termination of the waiting period applicable to the Offer. In a press release dated November 3, 2000, Acquiror announced that the waiting period under the HSR Act applicable to the Offer expired on November 2, 2000. A copy of the press release containing such



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                announcement is filed as Exhibit 18 to this Statement and is incorporated herein by reference."

        Item 9. Exhibits

        Item 9 is hereby amended and supplemented by adding the following exhibit that is incorporated herein by reference.

        Exhibit 18. Press Release issued by Acquiror on November 3, 2000.

        Exhibit Index

        The Exhibit Index that precedes Annex A to the Statement is amended and supplemented by adding a reference to the following exhibit.

        Exhibit 18. Press Release issued by Acquiror on November 3, 2000.

        Annex A

        The second paragraph in the introductory section of Annex A to the Statement is hereby amended and supplemented by adding the following two sentences as the final sentences of that paragraph:

                "In a press release dated November 3, 2000, Acquiror announced that the waiting period under the HSR Act applicable to the Offer expired on November 2, 2000. A copy of the press release containing such announcement is filed as Exhibit 18 to the Statement and is incorporated herein by reference."



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